U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

MARK ONE:

☒  Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _______________

Commission file number 0-25286

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CASCADE FINANCIAL CORP. 401(k) Salary Deferral and Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Financial Corporation
2828 Colby Avenue
Everett, Washington 98201

Required Information:

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2010 and 2009, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of Moss Adams LLP are filed as a part of this annual report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2011	CASCADE FINANCIAL CORPORATION 401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN

By: /s/ Debra L. Johnson
By: Debra L. Johnson, Authorized Plan Trustee

Report of Independent Auditors
and Financial Statements
with Supplemental Schedule for
Cascade Financial Corporation
401(k) Salary Deferral and
Profit Sharing Plan

December 31, 2010 and 2009

CONTENTS
PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-11

SUPPLEMENTAL SCHEDULE REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, line 4(i) - schedule of assets (held at end of year)	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Cascade Financial Corporation
401(k) Salary Deferral and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Cascade Financial Corporation 401(k) Salary Deferral and Profit Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2010, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements at December 31, 2010, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP
Everett, Washington
June 27, 2011

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2010	2009
ASSETS
Investments, at fair value
Participant-directed investments
Money market account	$178,941	$124,523
Common stock of Cascade Financial Corporation	217,759	851,323
Mutual funds	7,583,808	6,548,800
Common collective trust fund	946,467	954,755

Total investments, at fair value	8,926,975	8,479,401

Receivables
Notes receivable from participants	202,095	165,660

Cash and cash equivalents	2,840	20,015

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	9,131,910	8,665,076

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(88,584)	(57,260)

NET ASSETS AVAILABLE FOR BENEFITS	$9,043,326	$8,607,816

 See accompanying notes.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED
	DECEMBER 31,
	2010	2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation (depreciation) in fair value of investments
Common stock of Cascade Financial Corporation	$(639,188)	$(1,176,438)
Mutual funds	740,666	1,178,897
Common collective trust fund	13,747	(34,771)
Interest and dividends	164,829	142,594

Total investment income	280,054	110,282

Contributions
Participant	722,990	832,681
Employer	97,998	355,882
Rollovers	92,759	19,490

	913,747	1,208,053

Total additions, net	1,193,801	1,318,335

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	758,291	542,544

CHANGE IN NET ASSETS	435,510	775,791

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	8,607,816	7,832,025

End of year	$9,043,326	$8,607,816

 See accompanying notes.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan

The following description of the Cascade Financial Corporation 401(k) Salary Deferral and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of Plan provisions.

General - The Plan is a defined contribution plan covering substantially all employees of Cascade Financial Corporation (the Sponsor), and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Sponsor has appointed an administrative committee to oversee the Plan. Wilmington Trust serves as the Trustee, and the Plan is administered by NW Plan Services, Inc.

Eligibility - Employees of the Company are eligible to participate in the Plan upon reaching age 18 and after completing one hour of service. One year of service is required to be eligible for employer contributions, if any.

Contributions - Each year, participants may contribute between 1-60% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common collective trust fund, various mutual funds and Sponsor common stock as investment options for participants. The Sponsor may elect to make discretionary matching contributions to the Plan. The Sponsor’s matching contribution has been 50 cents for each dollar contributed up to $6,000. In April 2010, further matching contributions were suspended by the Sponsor to preserve capital, and no matching contributions have been made since April 2010.

Participant accounts - Participant accounts are valued daily based on quoted market prices for mutual funds and stock. The Morley Stable Value fund, a common collective trust fund, is valued daily based on the daily fund prices provided directly from Union Bond & Trust Company. Participants may change their investment elections and make transfers between investment options daily. Participants may also contribute amounts representing distributions from other qualified plans. Catch-up contributions are permitted once the participant reaches 50 years of age, up to a maximum of $5,500.

Participants have the option of directing their account balance in 1% increments into any one or more of the Plan’s investment fund options. The Sponsor contributions are made in cash and allocated to a participant’s account balance in accordance with the participant’s contribution elections. The Plan currently offers a common collective trust fund, mutual funds, and Sponsor common stock as investment options for participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued)

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting of the Sponsor’s contribution, if any, and earnings thereon is based on years of credited service of participants. The Plan’s vesting schedule is as follows:

Years of	Vested
Vesting Service	Percentage

Less than 1	0
At least 1 but less than 2	20
At least 2 but less than 3	40
At least 3 but less than 4	60
At least 4 but less than 5	80
5 or more	100

Participants generally become fully vested upon the participant’s death or upon permanent disability. The normal retirement age under the Plan is 62 for those with at least five years of service.

Notes receivable from participants - Participants may borrow from the vested portion of their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The maximum loan term is five years unless the loan term qualifies as a home loan, in which case the term of the loan is not to exceed 10 years. Loans are secured by the remaining vested balance in the participant’s account and bear interest at the prime rate plus 1%. At December 31, 2010, interest rates ranged from 4.25% to 9.25%. Principal and interest are paid ratably through semi-monthly payroll deductions. As of December 31, 2010, loans mature through 2015.

Payment of benefits - On termination of service due to death, disability, or retirement, a participant will receive their distribution in a single lump sum. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship, as defined by the Plan. Upon termination, if a participant’s vested interest is less than $1,000, that amount will automatically be distributed in a lump sum as soon as feasible.

Forfeitures - Forfeitures of nonvested Sponsor contributions are used to reduce future Sponsor contributions or pay Plan expenses. Forfeitures totaling $12,705, less plan expenses paid of $5,592, resulted in unallocated forfeitures of $7,113 as of December 31, 2010. Forfeitures totaling $7,556, less plan expenses paid of $6,923, resulted in unallocated forfeitures of $633 at December 31, 2009.

Plan expenses - The majority of the expenses of the Plan are paid by the Sponsor.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies

Basis of accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent accounting pronouncements - In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements. The new guidance requires additional disclosures about transfers between levels within the fair value hierarchy and clarifies existing disclosure requirements regarding classes of assets and liabilities measured at fair value. The new guidance requires the Plan to (a) disclose separately the amounts of significant transfers into and out of each level of the fair value hierarchy and describe the reasons for those transfers; (b) disclose the Plan’s policy for determining when transfers between levels of the fair value hierarchy are recognized; and (c) present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The new guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 reconciliation disclosures, which are effective for reporting periods beginning after December 15, 2010. The Plan adopted this guidance on January 1, 2010 (Note 4).

In September 2010, the FASB issued ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans, which amends existing guidance by requiring participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments to the Accounting Standards Codification (ASC) included in ASU 2010-25 are effective for fiscal years ending after December 15, 2010. The Plan has adopted this guidance effective December 31, 2010, and has reclassified participant loans of $202,095 and $165,660 for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants.

Investment valuation - Investments are stated at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Income recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Notes receivable from participants - Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Payment of benefits - Benefits are recorded when paid.

Subsequent events - Subsequent events are events or transactions that occur after the statements of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statements of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statements of net assets available for benefits but arose after the statements of net assets available for benefits date and before financial statements are issued. Note 8 provides disclosure of certain subsequent events that did not result in recognition in the financial statements.

The Plan has evaluated subsequent events through June 27, 2011, which is the date the financial statements were issued.

Reclassification - Certain amounts from the prior-year statement of net assets available for benefits have been reclassified to conform to the current-year presentation.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments

The following table presents the assets held for investment purposes at December 31:

	Investment Value
	2010	2009

Money market	$178,941	$124,523
Common stock
Cascade Financial Corporation	217,759	851,323
Mutual and common commingled trust funds
Davis NY Venture, Large Cap Fund	1,725,847	1,485,649
Morley Stable Value Fund	946,467	954,755
Van Kampen, Large Cap, Growth & Income Fund	841,250	685,095
Growth Fund of America, Large Cap Growth Fund	982,999	781,943
First Eagle SoGen Overseas, Foreign Equity	530,806	432,350
PIMCO, Real Return Bond Fund	597,298	558,765
Allianz Small Cap Value Fund	373,578	301,319
PIMCO Total Return	769,915	758,208
BlackRock U.S. Opportunities	419,796	308,771
Perkins Mid Cap Value	300,171	291,902
American, U.S. Government Securities Fund	200,865	174,474
Van Kampen, Equity & Income Fund	216,713	237,647
Columbia, Acorn Fund Class A	307,705	266,442
Vanguard 500 Index	116,857	83,710
American, New Perspective Fund	200,008	182,525

	$8,926,975	$8,479,401

Note 4 - Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of fair value measurement -

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 - Fair Value Measurements (continued)

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stocks - Valued at the closing price reported on the active market on which the individual securities are traded.

Money market - The money market savings account is held at Cascade Bank and valued using $1 for the NAV.

Registered investment companies (mutual funds) - Valued at quoted market price, which represents the net asset value (NAV) of shares held by the plan at year-end.

Stable Value Fund - The Morely Stable Value Fund (the Fund) is a collective trust designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Fund seeks to earn a high level of income consistent with those objectives. The Fund holds guaranteed investment contracts, which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive).

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 - Fair Value Measurements (continued)

The following table discloses, by level, the fair value hierarchy of the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Money market	$178,941	$-	$-	$178,941
Registered investment companies
Index funds	116,857	-	-	116,857
Balanced funds	216,713	-	-	216,713
Growth funds	5,682,160	-	-	5,682,160
Fixed income funds	1,568,078	-	-	1,568,078
Common collective trust fund	-	946,467	-	946,467
Common stock - Cascade Financial Corporation	217,759	-	-	217,759

Total assets at fair value	$7,980,508	$946,467	$-	$8,926,975

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Money market	$124,523	$-	$-	$124,523
Registered investment companies
Index funds	83,710	-	-	83,710
Balanced funds	237,647	-	-	237,647
Growth funds	4,735,996	-	-	4,735,996
Fixed income funds	1,491,447	-	-	1,491,447
Common collective trust fund	-	954,755	-	954,755
Common stock - Cascade Financial Corporation	851,323	-	-	851,323

Total assets at fair value	$7,524,646	$954,755	$-	$8,479,401

The Plan had no transfers between Level 1 and Level 2 funds during 2010.

Note 5 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 14, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The FASB issued new guidance on accounting for uncertainty in income taxes (ASC 740-10). The Plan adopted this new guidance for the year ended December 31, 2009. Management evaluated the Plan’s tax position and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax position that requires adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

Note 7 - Party-In-Interest Transactions

Certain Plan assets were invested in the Sponsor’s common stock in 2010 and 2009; therefore, these transactions qualify as party-in-interest transactions. The Plan held 473,493 and 385,214 shares of Cascade Financial Corporation stock as of December 31, 2010 and 2009, respectively.

Note 8 - Plan Termination

On March 4, 2011, the Sponsor entered into a definitive merger agreement with Opus Bank. The merger is expected to close on or about June 30, 2011 (the Effective Time). The Plan is to be terminated effective as of the Effective Time of the merger. Upon termination, all participants in the Plan shall be 100% vested in their account balances. In connection with the termination of the Plan, the Sponsor will promptly apply to the IRS for a favorable determination letter on the tax-qualified status of the Plan. As required by the definitive merger agreement, no distributions from the Plan shall be made, except as required by law, until receipt of a favorable determination letter.

SUPPLEMENTAL SCHEDULE
REQUIRED BY THE DEPARTMENT OF LABOR

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL & PROFIT SHARING PLAN
EIN# 91-1661954, PLAN #: 007
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		(c)
	(b)	Description of investment, including		(e)
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost	value

	Money Market	Money Market Savings Account	**	$178,941
	Davis NY Venture	Large Cap Fund	**	1,725,847
	Morley	Common Collective Trust Fund	**	946,467
	Van Kampen	Large Cap, Growth & Income Fund	**	841,250
	Growth Fund of America	Large Cap Growth Fund	**	982,999
	First Eagle SoGen Overseas	Foreign Equity Stock Fund	**	530,806
	PIMCO	Real Return Bond Fund	**	597,298
	Allianz	Small Cap Value Fund	**	373,578
	PIMCO	Total Return	**	769,915
	BlackRock U.S. Opportunities	Mid Cap Growth Fund	**	419,796
	Perkins Mid Cap Value	Mid Cap Value Fund	**	300,171
	American	U.S. Government Securities Fund	**	200,865
	Van Kampen	Equity & Income Fund	**	216,713
	Vanguard	500 Index	**	116,857
	American	New Perspective Fund	**	200,008
	Columbia	Acorn Fund Class A	**	307,705

*	Cascade Financial Corporation	Common stock	**	217,759

	Various participants	Notes receivable from participants -
		interest at 4.25% to 9.25%, maturing
		through 2015		202,095

				$9,129,070
*	Indicates party-in-interest.
**	Information is not required, as investments are participant-directed.

CASCADE FINANCIAL CORP. 401(k) SALARY
DEFERRAL AND PROFIT SHARING PLAN

Exhibit Number                    Description

23.1                                Consent of Independent Registered Public Accounting Firm